APA Corporation

2000 Post Oak Boulevard, Suite 100

Houston, TX 77056

February 13, 2024

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Purcell

Re:	APA Corporation Registration Statement on Form S-4, as amended File No. 333-276797 Request for Acceleration of Effective Date

Dear Mr. Purcell:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”), filed by APA Corporation (the “Company”) with the U.S. Securities and Exchange Commission on January 31, 2024, as amended on February 13, 2024, be accelerated to February 15, 2024 at 5:00 p.m. Eastern Time or as soon thereafter as may be practicable.

The Company hereby authorizes Zachary Podolsky of Wachtell, Lipton, Rosen & Katz, to orally modify or withdraw this request for acceleration.

If you have any questions regarding the foregoing, please contact Zachary Podolsky at 212-403-1057. Please notify him when this request for acceleration has been granted.

*****

Very truly yours,

By:	/s/ P. Anthony Lannie
	Name:	P. Anthony Lannie
	Title:	Executive Vice President and General Counsel